NEVSUN RESOURCES LTD.

INFORMATION CIRCULAR

As at October 17, 2011

For the SPECIAL MEETING OF SHAREHOLDERS to be held on November 16, 2011

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company” or “Nevsun”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the special meeting of the shareholders of the Company (the “Meeting”), which is to be held at the time and place and for the purposes set out in the accompanying notice of meeting.  The solicitation will be made primarily by mail, but may also be made personally by officers or employees of the Company.   All costs associated with this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed Proxy.  Registered shareholders should deliver their completed Proxies to Computershare Investor Services Inc., Proxy Department, 9th Floor – 100 University Avenue, Toronto, Ontario M5J 2Y1 (by mail, telephone or internet according to the instructions on the Proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the Proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a Proxy by:

(a)	signing a Proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked; or

(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only Proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of the Proxy (the notice of meeting, Information Circular and VIF or Proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a Proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by VIFs for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a Proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in the Meeting Materials are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by Proxy or VIF in the enclosed forms will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by Proxy or VIF will be voted accordingly.  If there is no direction by the shareholder, those shares will be voted for all resolutions set out in the Proxy or VIF.

The Proxy or VIF gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the last completed financial year of the Company, nor any associates or affiliates of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the date of the accompanying notice of meeting, the Company had 199,768,115 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered at October 14, 2011 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or VIF to attend and vote, deliver their Proxies or VIFs at the place and within the time set forth in the notes to the Proxy or VIF.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following entities beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the voting securities of the Company:

Name	Number of Shares (Common)(1)	Percentage of Class
M&G Investment Management Ltd. Franklin Resources Inc.	38,500,000 29,186,540	19.3% 14.6%
(1)	This information was filed on EDGAR with an effective date of 30 June 2011.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the current or former directors, executive officers or employees of the Company or any of its subsidiaries is indebted to the Company or its subsidiaries, and no such person has been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company or proposed director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

AUDITOR

KPMG LLP has been the auditor of the Company since 1994.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Adoption of Shareholder Rights Plan

On June 8, 2011, the board of directors of the Company (the “Board”) approved the Shareholder Rights Plan (the "Rights Plan") and authorized the issue of one right (a "Right") in respect of each outstanding common share of the Company ("Common Share") to holders of record as at 4:00 p.m. (Vancouver time) on June  8, 2011 (the "Record Time").

The Company entered into a Shareholder Rights Plan Agreement (the "Rights Plan Agreement") with Computershare Investor Services Inc., as rights agent, to act in connection with the exercise of Rights, the issue of certificates evidencing the Rights and other related matters.

At the Meeting, shareholders will be asked to consider and, if thought fit, to approve, by simple majority of votes cast at the Meeting, a resolution to ratify, confirm and approve the Rights Plan. A summary of the key terms of the Rights Plan is set out below. This summary is qualified in its entirety by reference to the full text of the Rights Plan, which may be obtained under the Company's profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov or by contacting the Company as follows: By phone: 604-623-4700; By fax: 604-623-4701; By e-mail: contact@nevsun.com.

The full text of the resolution approving the Rights Plan is set out below. The Rights Plan will only remain effective upon shareholder approval. If the resolution approving the Rights Plan is not passed by shareholders at the Meeting, the Rights Plan will expire at the end of the Meeting.

Background

The purpose of the Shareholder Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, represent, in the aggregate, 20% or more of the outstanding shares of a corporation. The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Company:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board is of the view that this is not sufficient time to properly consider a take-over bid and allow the Board to maximize value for all shareholders.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid for less than all of the shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder tender approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid. This is accomplished by requiring that no shares may be taken up under the take-over bid until more than 50% of the shares held by Independent Shareholders (defined below) have been tendered to the take-over bid, and that satisfaction of this condition be publicly announced and the take-over bid remain open for at least 10 business days thereafter.

Unequal Treatment: Fair Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders disposes of Common Shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate Common Shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.

Principal Terms of Shareholder Rights Plan

Term

If the Rights Plan is ratified at the Meeting, the Rights Plan will continue in force until the close of the third annual meeting of shareholders of the Company occurring after the Meeting.

Shareholder Approval

For the Rights Plan to continue in effect following the Meeting, the resolution approving the Shareholder Rights Plan must be approved by a majority of the votes cast at the Meeting. If the resolution is not approved, the Rights Plan will terminate immediately after the Meeting.

Issue of Rights

On June 8, 2011 at 4:00 p.m., one Right was issued and attached to each Common Share outstanding and attached to each Common Share subsequently issued.

Exercise of Rights

The Rights are not exercisable initially and certificates representing the Rights will not be sent to shareholders.  Until the Separation Time (defined below), the Rights will be transferred with the associated Common Shares.

The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth trading day after the earlier of the first public announcement of facts indicating that a person (the "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Shares or the commencement of, or the first public announcement of, the intent of any person to commence a take-over bid which would result in such person beneficially owning 20% or more of the Common Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price of $50.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

The acquisition by an Acquiring Person of 20% or more of the Common Shares, other than by way of a Permitted Bid or a Competing Permitted Bid, is referred to as a "Flip-in Event". Upon the occurrence of a Flip-in Event and following ten trading days after the first public announcement of facts indicating that a person has become an Acquiring Person, each Right will permit the purchase of that number of Common Shares of the Company having an aggregate market price on the date of the Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price of the Right.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Although the issuance of the Rights is not initially dilutive, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Permitted Bids

The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is a take-over bid that complies with the following:

(a)	the take-over must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all shareholders for all Common Shares held by them;

(c)	Common Shares may be deposited under the take-over bid any time between the date of the bid and the date Common Shares are taken up and paid for, and any Common Shares deposited under the take-over bid may be withdrawn until taken up and paid for;

(d)	the take-over bid must be outstanding for at least 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up before the expiry of the 60 day period and only if at such time more than 50% of the Common Shares held by shareholders, other than the bidder, its associates, affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders"), have been tendered to the take-over bid and not withdrawn; and,

(e)	if, on the date on which Common Shares may be taken up and paid for by the bidder, more than 50% of the Common Shares held by Independent Shareholders shall have been tendered to the take-over bid, the bidder must make a public announcement to that effect and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a "Competing Permitted Bid" to be made while a Permitted Bid or another Competing Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it remain open until the later of 35 days (or such longer period as is prescribed by the Securities Act (Ontario)) after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid or other Competing Permitted Bid then in existence was made.

Acquiring Person

In general, an Acquiring Person is a person who beneficially owns 20% or more of the outstanding Common Shares. Excluded from the definition of "Acquiring Person" are Nevsun and its subsidiaries, and any person who becomes the beneficial owner of 20% or more of the outstanding Common Shares as a result of one or more or any combination of an acquisition or redemptions by Nevsun of Common Shares, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition and a Pro Rata Acquisition. The definitions of "Permitted Bid Acquisition", "Exempt Acquisition", "Convertible Security Acquisition" and "Pro Rata Acquisition" are set out in the Rights Plan Agreement. However, in general:

(a)	a "Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)	an "Exempt Acquisition" means an acquisition of Common Shares or convertible securities: (a) in respect of which the Board has waived the application of the Rights Plan, or which was made on or prior to the close of business on June 8, 2011; or (b) pursuant to a distribution of Common Shares or convertible securities (and the conversion or exchange of such convertible securities) made by the Company pursuant to a prospectus, private placement or other distribution made by the Company exempt from the prospectus requirements of applicable law;

(c)	a "Convertible Security Acquisition" means an acquisition of Common Shares upon the exercise of convertible securities acquired by such person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition;

(d)	a "Pro Rata Acquisition" means an acquisition by a person of Common Shares or convertible securities: (a) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Common Shares or convertible securities on the same pro rata basis as all other holders of Common Shares of the same class; (b) pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of: (i) dividends paid in respect of shares of any class of the Company, (ii) proceeds of redemption of shares of the Company, (iii) interest paid on evidences of indebtedness of the Company, or (iv) optional cash payments, be applied to the purchase from the Company of further securities of the Company; (c) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Common Shares on a pro rata basis to subscribe for or purchase Common Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person; or (d) pursuant to a plan of arrangement, amalgamation or other statutory procedure requiring shareholder approval.

Additionally, the Rights Plan provides that a person (a "Grandfathered Person") who was the beneficial owner of 20% or more of the outstanding Common Shares as at the Record Time shall not be an Acquiring Person unless, after the Record Time, that person becomes the beneficial owner of any additional Common Shares.

Certificates and Transferability

Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after June 8, 2011 will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Redemption

Rights may be redeemed by the Board at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. However, the Rights will be automatically redeemed in the event of the successful completion of a Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

Discretionary Waiver due to Inadvertence.  The Board may at any time waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a person becoming an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person, provided, however, that such Acquiring Person has reduced its beneficial ownership of Common Shares such that at the time of the granting of the waiver, it is no longer an Acquiring Person.

Discretionary Waiver with Mandatory Waiver of Concurrent Bids.  The Board may, upon prior written notice to the rights agent, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board may, with the prior consent of the holders of Common Shares, waive the application of the Rights Plan to a Flip-in Event (prior to the occurrence of such Flip-in Event) that may occur by reason of an acquisition of Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to holders of Common Shares. However, if the Board waives the application of the Rights Plan, the Board shall extend the Separation Time to a date subsequent to and not more than 10 business days following the meeting of shareholders called to approve such a waiver.

Amendment

The Board may amend the Rights Plan Agreement and the Rights without the prior approval of the holders of Common Shares or Rights in the period prior to the Meeting. Thereafter, amendments, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require shareholder approval.

Duties of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Resolution Approving the Rights Plan

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to approve and confirm the adoption of the Rights Plan substantially in the following form:

"BE IT RESOLVED THAT:

1.          the shareholders rights plan agreement (the "Rights Plan") dated as of June 8, 2011 between Nevsun Resources Ltd. (the “Company”) and Computershare Investor Services Inc., and the rights issued pursuant thereto are hereby approved, ratified and confirmed;

2.          the actions of the directors of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan are hereby ratified, confirmed and approved; and

3.          any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution."

If the Rights Plan is not ratified and confirmed at the Meeting, then the Rights Plan and all Rights issued thereunder will be of no further force and effect.

Recommendation of the Board

The Board has determined that the Rights Plan is in the best interest of the Company and its shareholders and recommends that shareholders vote FOR the resolution approving ratification of the Rights Plan. To be effective, the resolution approving the Rights Plan must be approved by a majority of votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the resolution approving the Rights Plan Agreement.

B.  Number of Directors

Pursuant to the Articles of the Company, the current number of directors is set at five directors.  The Business Corporations Act (British Columbia) and the Company’s Articles allow the directors to increase the size of the Board by appointing one or more additional directors, provided the number of additional directors does not exceed 1/3 of the current number of directors.  Any additional directors will serve until the next annual general meeting of the shareholders, at which time their re-election will be subject to the approval of the shareholders.  At present the Board has the ability to appoint one additional director, increasing the size of the Board to a maximum of six (6).

The Board is actively seeking an additional director, but the Board believes it is in the best interest of the Company to provide the Board with the flexibility to appoint additional directors, if qualified individuals can be identified.  Any directors(s) appointed by the Board before the next annual general meeting will hold office until the next annual general meeting, at which time their re-election will be subject to the approval of the shareholders.

Resolution Fixing the Number of Directors at Six (6)

At the Meeting, shareholders will be asked to consider and, if thought fit, pass an ordinary resolution to fix the number of directors of the Company at six (6), which resolution will be in substantially the following form:

“BE IT RESOLVED THAT:

1.          The number of directors of the Company is hereby fixed at six (6); and

2.          Any director or officer of the Corporation is hereby authorized to execute and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of this resolution.”

Recommendation of the Board

The Board has determined that the increase in the number of directors is in the best interest of the Company and its shareholders and recommends that shareholders vote FOR the resolution fixing the number of directors at six (6).  To be effective, the resolution must be approved by a majority of votes cast in person or by proxy at the Meeting.  Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval the resolution approving fixing the number of directors at six (6).

C. Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters set out in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company to request copies of financial statements and MD&A as follows:

By phone: 604-623-4700	By fax: 604-623-4701	By email: contact@nevsun.com

Financial information at December 31, 2010 is provided in the Company’s consolidated financial statements and MD&A, filed on SEDAR and EDGAR.

DATED October 17, 2011

 “Clifford T. Davis”

President & CEO